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June 17, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Irene Paik

Christine Westbrook

Re:	BCTG Acquisition Corp.

Registration Statement on Form S-4

Filed April 20, 2021

File No. 333-255354

Dear Ms. Paik and Ms. Westbrook:

On behalf of BCTG Acquisition Corp. (the “Company”), we are hereby responding to the letter dated May 17, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-255354 (“Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Questions and Answers About the Proposals

Q: What interests do BCTG's current officers and directors have in the Business Combination?, page 8

1.	Please also disclose that the initial stockholders have agreed to waive their liquidation rights with respect to founder shares and that founder shares will become worthless if you fail to complete an initial business combination within 24 months.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure beginning on page 8 of the Amended Registration Statement.

2.	Please revise the first bullet point to quantify the out-of-pocket expenses that are owed to BCTG's officers, directors and Sponsor.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the first bullet point to quantify the out-of-pocket expenses on page 8 and throughout the Amended Registration Statement.

Q: Will how I vote affect my ability to exercise redemption rights?, page 9

3.	Please also address whether shareholders may exercise their redemption rights if they abstain from voting or fail to vote on the Business Combination Proposal. Please make similar revisions throughout your proxy statement/prospectus where you discuss shareholder voting and redemption rights, including on the cover page.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on page 9 of the Amended Registration Statement to indicate that shareholders may exercise their redemption rights if they abstain from voting or fail to vote on the Business Combination Proposal. Similar revisions were made in the cover letter to the stockholders of BCTG Acquisition Corp. in the discussion regarding shareholder voting and redemption rights.

Summary of the Proxy Statement/Prospectus Parties to the Business Combination, page 14

4.	Please remove the reference on page 16 to "first-in-class" as this statement implies an expectation of regulatory approval and is inappropriate given the stage of development for your programs.

RESPONSE: The Company has revised the disclosure on page 16 of the Amended Registration Statement to remove the reference to “first-in-class.”

5.	We note your disclosure on page 15 that Tango has established a sustainable pipeline optimized to deliver meaningful clinical benefit to patients. Given the early stage of development, please revise your disclosure to remove any implication that Tango's product candidates will be effective, as determinations of efficacy are solely within the authority of the FDA or comparable regulatory body. Please make similar revisions to your disclosure stating that Tango's development process "avoids the known drawbacks of large, empiric clinical trials lacking a patient selection strategy."

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amended Registration Statement to remove any implication that Tango's product candidates will be effective and are ensured to avoid the known drawbacks of large, empiric clinical trials lacking a patient selection strategy.

The Business Combination Proposal, page 17

6.	We note your disclosure stating that one of the factors BCTG’s Board considered was that “Tango’s platform is expected to file one new IND every 12 to 18 months.” Please expand your disclosure to provide the basis for the Board’s view and assumptions underlying such view in light of the uncertainty with regard to drug development.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 18 of the Amended Registration Statement.

Conditions to Closing of the Business Combination, page 20

7.	We note your statement that investors should not rely on the representations and warranties set forth in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about BCTG, Sponsor, Tango or any other matter. Please revise to remove any implication that the Merger Agreement and your disclosure of the same does not constitute public disclosure under the federal securities laws.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Amended Registration Statement to remove any implication that the Merger Agreement and the disclosure of the same does not constitute public disclosure under the federal securities laws and also confirms that no similar non-reliance language appears elsewhere in the Amended Registration Statement.

Risk Factors

Our ability to utilize our net operating loss carryforwards..., page 77

8.	Please revise to clarify whether the proposed business combination would be considered an "ownership change" under the Code and any expected limitations on your ability to utilize NOLs if it is considered an "ownership change." If there is uncertainty, explain the reasons for such uncertainty.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 80 of the Amended Registration Statement.

New Tango's amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware..., page 91

9.	It does not appear that New Tango's Proposed Charter contains a forum selection provision. In addition, your disclosure regarding the forum selection provision is not consistent with either BCTG's current charter or New Tango's Proposed Bylaws. Please revise this risk factor, the risk factor on page 78, and your description of the Proposed Charter on page 262 to identify the correct governing document that contains the forum selection provision you are describing and to ensure consistency between your disclosure and the provision in such governing document. We note also that you have not included the text of Annex B. Please revise to include the relevant text.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 94 of the Amended Registration Statement to remove the previously included risk factor regarding the forum selection clause in the Company’s current certificate of incorporation, as well as the disclosure regarding the Proposed Charter on page 277, to remove those references. The disclosure on page 81 reflects the forum selection provision to be included in the Proposed Bylaws described elsewhere in the Amended Registration Statement. The Company is also including the agreed-to form of Proposed Charter as Annex B in the Amended Registration Statement.

Proposal 1 - The Business Combination Transaction Background of the Business Combination, page 110

10.	Please expand this section to explain why you did not pursue a transaction with any of the 35 potential targets with which you engaged in detailed due diligence. Address in your response whether there were any that resulted in a firm offer. In these instances, disclose the initial offer and counter offers.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 114 of the Amended Registration Statement.

11.	We note your disclosure that on December 22, 2020, Tango was presented to the BCTG board as one of a few prospective business targets under active consideration. Please describe the selection criteria BCTG used to identify these prospective targets and why you decided to proceed with Tango over other alternatives.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 114 of the Amended Registration Statement.

12.	Please expand this section to discuss the following:

●	What role did Mr. Davis play in preparing the draft letter of intent to Tango ? What were the material terms of the draft letter of intent ?

●	What were the responsibilities of the independent subcommittee ? Please identify the members of the independent subcommittee where you discuss the Board’s decision to establish the committee.

●	We note that Mr. Davis continued to negotiate with Tango after the appointment of the independent subcommittee. Revise to disclose what consideration, if any, the Board and subcommittee gave to Mr. Davis’ conflicts of interests.

●	Were there any steps taken other than to establish an independent subcommittee to address potential conflicts of interest?

●	Was Mr. Davis involved in the decision to pursue the transaction and approve the terms of the merger as a Tango board member?

●	How were the valuation and other material terms of the merger negotiated from the non-binding letter of intent through the execution of the merger agreement? Revise to describe the negotiations in reaching the material terms of the merger.

●	Identify the members of BCTG management who met with the independent subcommittee on February 18 and February 22.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 110 of the Amended Registration Statement.

Engagement of Financial Advisor to BCTG, page 114

13.	We note your disclosure that in developing its opinion, Canaccord Genuity analyzed projected financial and operating data concerning Tango provided to it by BCTG. Please revise to disclose all material projections and underlying assumptions.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on page 120 of the Amended Registration Statement to indicate that the only projected financial data provided by Tango was a cash forecast.

Conditions to the Closing of the Merger, page 121

14.	Please amend your disclosure to identify each condition that is subject to waiver.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 128 of the Amended Registration Statement to clarify that, each and every condition precedent to the merger is subject to the potential waiver (if permissible under applicable law) by one or more of the parties to the Merger Agreement.

Additional Conditions to Tango's Obligation to Close, page 123

15.	With reference to your disclosure on page 107 that the sponsor will have the option to cover any shortfall through an additional cash investment or satisfying such shortfall through securing investments in BCTG from certain agreed investors in order to maintain a cash balance greater than $300.0 million, please expand your disclosure to explain whether there is a written agreement to this effect and the terms on which the sponsor or other investors will invest additional cash. If there is a written agreement, please file this as an exhibit to your registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional disclosure beginning on page 128 of the Amended Registration Statement and has also filed the written agreement as an exhibit to the Amended Registration Statement.

Vote Required for Approval, page 143

16.	We note your disclosure here and on page 88 that as of the date of the proxy statement/prospectus, the Sponsor, directors and officers have not purchased any Public Shares. We also note your disclosure on your Form 8-K filed April 14, 2021 that in connection with the signing of the merger agreement, a member of the Sponsor purchased 800,000 shares of BCTG's common stock from two holders of public shares at a price of $11.00 per share. Please revise your disclosure as appropriate and specify whether these shares are subject to the agreement to vote in favor of the Business Combination.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 91 and 148 of the Amended Registration Statement.

Conflicts of Interest, page 177

17.	With reference to your disclosure on page 179 that related party transactions require prior approval by the audit committee and a majority of uninterested "independent" directors determining that the terms of the transaction are no less favorable to you than those that would be available with respect to such a transaction from unaffiliated third parties, please disclose whether you waived any provisions of that policy and the reasons therefor. Here and under the heading "What interests do BCTG's current directors and officers have in the Business Combination" on page 8, please also disclose the approximate dollar value, when the interest was acquired, and the price paid for the 15% interest that Boxer Capital owns in Tango's outstanding securities.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 9, 179, 183, 184 of the Amended Registration Statement.

Executive Compensation

Compensation Committee Interlocks and Insider Participation, page 177

18.	With reference to your disclosure on page 176 that your compensation committee consists of Richard Heyman and Carole L. Nuechterlein, please revise this section to reflect whether you currently have a compensation committee.

RESPONSE: The Company acknowledges the Staff’s comment and has revise page 181 of the Amended Registration Statement to reflect that the Company currently has a compensation committee. .

Information About Tango Our Pipeline, page 191

19.	Please revise your pipeline table to separate the Phase I and Phase II columns and to make the Phase I, Phase II, and Phase III columns at least as wide as your Discovery, Lead Optimization, and IND-Enabling columns. The pipeline table currently appears to suggest that you have completed more than half of the development timeline for TNG908.

RESPONSE: The Company respectfully advises the Staff that it has revised Tango’s pipeline table appearing on pages 17 and 196 of the Amended Registration Statement to clarify the status of TNG908’s development.

20.	We note your inclusion of Target 3, Target 4, and Multiple Targets in Tango's pipeline table. First, please identify any undisclosed product candidates in the pipeline table. Second, to the extent Gilead controls the research on Target 4 such that you cannot provide detailed disclosure about the ongoing studies, please remove it from the pipeline table. Finally, please revise the Multiple Targets row to separately depict any material product candidates or programs individually and provide disclosure in your prospectus regarding these product candidates and programs or remove this row. Your pipeline table should present only programs that are material to your business.

RESPONSE: The Company respectfully advises the Staff that it has revised Tango’s pipeline table appearing on pages 17 and 196 of the Amended Registration Statement to include those product candidates that are currently material to Tango’s business.

Collaboration and License Agreement with Gilead Sciences, page 209

21.	We note your disclosure on pages 209 and 210 that you are eligible to receive low double- digit tiered royalties on net sales. Please revise your description of the royalty rate to provide a range that does not exceed ten percent.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 215 of the Amended Registration Statement to provide a royalty rate range payable under the Gilead Agreement that does not exceed ten percent.

22.	We note that for those products that you opt to co-develop and co-promote in the United States, you and Gilead will equally split profits and losses from the sales of such products in the United States, you will remain eligible to receive certain milestone payments. Please disclose the aggregate milestone payments you will remain eligible to receive.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 215 of the Amended Registration Statement to disclose the aggregate milestone payments it will remain eligible to receive under the Gilead Agreement for those products that Tango opts to co-develop and co-promote in the United States with Gilead.

Security Ownership of Certain Beneficial Owners and Management, page 276

23.	To the extent not disclosed, please identify the natural persons who hold the investment and/or voting power of the shares held by the 5% or greater shareholders identified in your table. See Item 403 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 284 of the Amended Registration Statement.

Exhibits

24.	Please file as exhibits to the registration statement the Gilead Agreement and the Medivir Agreement. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has filed the Gilead Agreement and the Medivir Agreement as exhibits to the Amended Registration Statement.

General

25.	Please include a form of proxy card marked as “preliminary” in your next amendment.

RESPONSE: The Company acknowledges the Staff’s comment and has filed a form of proxy card marked as “preliminary” as Exhibit 99.1 to the Amended Registration Statement.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner